Exhibit 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

Year Ended June 30,	2018	2017	(c)	2016	(c)	2015	2014

Earnings (a)
Earnings from continuing operations before income taxes	$36,474	$29,901		$25,639		$18,507	$27,820
Add: Fixed charges	2,807	2,324		1,325		867	674
Add: Cash distributions from equity method investments	8	12		12		1	54
Subtract: Gain (Loss) from equity method investments	31	(14)		(25)		(78)	(152)

Total Earnings	$39,258	$32,251		$27,001		$19,453	$28,700

Fixed Charges (b)
Interest expense	$2,674	$2,141		$1,185		$756	$577
Capitalized debt related expenses	59	81		58		25	20
Interest component of rental expense	74	102		82		86	77

Total Fixed Charges	$2,807	$2,324		$1,325		$867	$674

Ratio of Earnings to Fixed Charges	14	14		20		22	43
(a)

Earnings represent earnings from continuing operations before income taxes and before income (losses) from equity method investments plus: (1) fixed charges; and (2) cash distributions from equity method investments.

(b)

Fixed charges include: (1) interest expense; (2) capitalized debt issuance costs; and (3) the portion of operating rental expense which management believes is representative of the interest component of rental expense.

(c)

Reflects the impact of the adoption of the new accounting standard in fiscal year 2018 related to revenue recognition. Refer to Note 1 – Accounting Policies of the Notes to Financial Statements (Part II, Item 8 of this Form 10-K) for further discussion.